UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

                         (Amendment No. __)*

                   McNeil Real Estate Fund XIV, Ltd
                           (Name of Issuer)

                      Limited Partnership Units
                    (Title of Class of Securities)

                             582568 88 7
                            (CUSIP Number)

                           October 1, 1999
       (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  582568 88 7

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Madison Avenue Investment Partners, LLC
       13-3959673

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER:       4,337 Limited Partnership Units

6.     SHARED VOTING POWER:    4,337 Limited Partnership Units

7.     SOLE DISPOSITIVE POWER:  4,337 Limited Partnership Units

8.     SHARED DISPOSITIVE POWER:       4,337 Limited Partnership Units

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,337 Limited Partnership Units

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.01%

12.    TYPE OF REPORTING PERSON:  OO
CUSIP No.  582568 88 7

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       First Equity Realty, LLC
       13-3827931

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER:       -0-

6.     SHARED VOTING POWER:    4,337 Limited Partnership Units

7.     SOLE DISPOSITIVE POWER:  -0-

8.     SHARED DISPOSITIVE POWER:       4,337 Limited Partnership Units

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,337 Limited Partnership Units

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.01%

12.    TYPE OF REPORTING PERSON:  OO
CUSIP No.  582568 88 7

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       The Harmony Group II, LLC
       13-3959664

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER:       -0-

6.     SHARED VOTING POWER:    4,337 Limited Partnership Units

7.     SOLE DISPOSITIVE POWER:  -0-

8.      SHARED DISPOSITIVE POWER:      4,337 Limited Partnership Units

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,337 Limited Partnership Units

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.01%

12.    TYPE OF REPORTING PERSON:  OO
CUSIP No.  582568 88 7

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Ronald M. Dickerman
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER:       -0-

6.     SHARED VOTING POWER:    4,337 Limited Partnership Units

7.     SOLE DISPOSITIVE POWER:  -0-

8.      SHARED DISPOSITIVE POWER:      4,337 Limited Partnership Units

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,337 Limited Partnership Units

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.01%

12.    TYPE OF REPORTING PERSON:  IN
CUSIP No.  582568 88 7

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Bryan E. Gordon
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER:       -0-

6.     SHARED VOTING POWER:    4,337 Limited Partnership Units

7.     SOLE DISPOSITIVE POWER:  -0-

8.      SHARED DISPOSITIVE POWER:      4,337 Limited Partnership Units

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,337 Limited Partnership Units

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.01%

12.    TYPE OF REPORTING PERSON:  IN
ITEM 1(A) NAME OF ISSUER:

The name of the Issuer is McNeil Real Estate Fund XIV, Ltd. (the
"Issuer").

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the Issuer's principal executive offices is 13760
Noel Road, Suite 600, LB70, Dallas, Texas, 75240.

ITEM 2(A)  NAME OF PERSONS FILING:

The names of the persons filing this Schedule 13G is Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony Group"), Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities which are the nominee owners of, or the successors by merger to the assets of nominee owners of, Limited Partnership Units (the "Units") of the Issuer. These nominees, none of which beneficially own 5% or more of the Units, are Madison Liquidity Investors 104, LLC and ISA Partnership Liquidity Investors.

The controlling members of MAIP are The Harmony Group II, LLC, a Delaware limited liability company of which Bryan E. Gordon is the Managing Member, and First Equity Realty, LLC, a New York limited liability company of which Ronald M. Dickerman is the Managing Member.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of MAIP, Harmony Group and Mr. Gordon is P.O. Box 7533, Incline Village, Nevada 89452. The business address for First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

ITEM 2(C) CITIZENSHIP:

See Item 2(a) above.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

The title of the class of securities to which this Schedule relates is Limited Partnership Assignee Units.

ITEM 2(E)  CUSIP NUMBER:  582568 88 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)    []      Broker or dealer registered under Section 15 of the Act.

(b)    []      Bank as defined in Section 3(a)(6) of the Act.

(c)    []      Insurance company defined in Section 3(a)(19) of the
Act.

(d)    []      Investment company registered under Section 8 of the
Investment Company Act.

(e)    []      An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

(f)    []      An employee benefit plan or endowment fund in
               accordance with Rule 13d-1(b)(1)(ii)(F).

(g)    []      A parent holding company or control person in
               accordance with Rule 13d-1(b)(1)(ii)(G).

(h)    []      A savings association as defined in Section 3(b) of
               the Federal Deposit Insurance Act.

(i)    []      A church plan that is excluded from the definition of
               an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)    []      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in
Item 1.

(a) Amount Beneficially Owned: The Reporting Persons beneficially own an aggregate of 4,337 Units.

(b) Percent of Class: The Reporting Persons beneficially own 5.01% of the issued and outstanding Units.

(c)  Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote:
4,337 Units

       (ii)  Shared power to vote or to direct the vote:
  4,337 Units

       (iii)  Sole power to dispose or to direct the disposition of:
       4,337 Units

       (iv) Shared power to dispose or to direct the disposition of: 4,337 Units

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [   ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

See Item 2(a) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 2(a) above.  In accordance with Rule 13d-1(k), the
Reporting Persons have executed a Joint Filing Agreement annexed hereto as Exhibit A.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATION.

By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  November 30, 1999

MADISON AVENUE INVESTMENT PARTNERS, LLC
BY:  FIRST EQUITY REALTY, LLC (MEMBER)

By:    /s/ Ronald M. Dickerman
       Ronald M. Dickerman, Member

FIRST EQUITY REALTY, LLC

By:    /s/ Ronald M. Dickerman
       Ronald M. Dickerman, Member

THE HARMONY GROUP II, LLC

By:    /s/ Bryan E. Gordon
       Bryan E. Gordon, Member

/s/  Ronald M. Dickerman
Ronald M. Dickerman

/s/  Bryan E. Gordon
Bryan E. Gordon